On August 26, 2015, AllianzGI Retirement Income Fund
(the Acquiring Fund) acquired all assets and liabilities of the AllianzGI Retirement 2015 Fund (the Acquired Fund and, along with the Acquiring Fund, each a Fund and together, the Funds), (such acquisition the Reorganization).The purpose of the transaction was to allow shareholders of the Acquired Fund, which focused on income and capital appreciation because its target date had been reached, to participate in a conservative allocation fund with identical fees focused on income and capital preservation.

The Trustees of Allianz Funds Multi-Strategy Trust (the
Trust) approved an Agreement and Plan of Reorganization (the Agreement) associated with the Reorganization at a special meeting held on February 18, 2016. In approving the Reorganization, the Trustees of the Trust determined that the Reorganization would be in the best interests of shareholders in both the Acquiring Fund and Acquired Fund without resulting in any dilution of the interests of shareholders of either Fund.

The Acquired Fund and the Acquiring Fund shared the same investment advisory, administrative and distribution and/or service (12b-1) fee rates. Pursuant to the Agreement, shareholders of Class A, Class C, Class R, Class R6, Class
P and Administrative Class shares of the Acquired Fund received the same applicable class of shares of the Acquiring Fund. Due to an expense limitation agreement observed by management with respect to the Acquiring
Fund, the total annual fund operating expenses after expense reductions for each class of Acquired Fund shares were expected to decrease following the Reorganization.

Prior to the Reorganization, both Funds were managed by the same investment adviser and sub-adviser and shared identical fundamental investment policies, with similar investment objectives, strategies and policies. The
Acquiring Fund seeks current income and, secondarily capital appreciation by normally investing primarily in certain affiliated mutual funds and exchange traded funds sponsored by Allianz and Pacific Investment Management
Company LLC. The Acquired Fund sought capital growth and preservation consistent with its asset allocation as 2015 approached, and thereafter, current income and, secondarily, capital appreciation. After reaching its target date, the Acquired Funds objective and strategy changed to more closely resemble that of the Acquiring Fund, into which the Acquired Fund was expected to merge within three years of its target date in accordance with its principal investment strategies, provided that the Acquired Funds
Board of Trustees determined the transaction to be in the best interest of Acquired Fund shareholders.

Pursuant to Rule 17a-8 under the Investment Company Act of 1940, as amended, shareholder approval was not required for completion of the Reorganization.

Under the Agreement and Plan of Reorganization, the Acquired Fund transferred all of its assets to the Acquiring Fund in exchange for shares of the Acquiring Fund, the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund, and the distribution of such Acquiring Fund shares to the shareholders of the Acquired Fund in complete liquidation of the Acquired Fund.